KW 3/18

11021127

OMB APPROVAL

Number: 3235-0123

SEC FILE NUMBER

8-53406

SEC MAIL PROCESSING SECTION RECEIVED MAR 10 2011 WASHINGTON, DC 211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 AND ENDING DECEMBER 31, 2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

CapFi Partners, LLC

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2445 M Street NW - 2nd Floor
(No. and Street)

Washington DC 20037
(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T REMUS, CPA (609) 540-1751
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

3673 Quakerbridge Road PO Box 2555 Hamilton Square NJ 08690
(Address) (City) (state) Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/29

OATH OR AFFIRMATION

I Mark Kimsey swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapFi Partners, LLC as of December 31 20 10 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public 3/2/14

LISA D. EALLEY
NOTARY PUBLIC
District of Columbia
My Commission Expires Aug. 14, 2015

This report contains (check all applicable boxes):**

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CapFi, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2010

CAPFI PARTNERS, LLC

FINANCIAL HIGHLIGHTS
December 31, 2010

		2010
NET INCOME	$	23,504
NET WORTH		85,429
CASH AND CASH EQUIVALENTS		117,721
CURRENT RATIO	3.10 : 1.0	

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

Independent Auditor's Report

To the Members of
CapFi Partners, LLC

I have audited the accompanying statement of financial condition of CapFi Partners, LLC as of December 31, 2010, and the related statement of operations and members equity, changes in liabilities subordinated to claims of creditors, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapFi Partners, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 03, 2011

CAPFI PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Current Assets		
Cash and cash equivalents	$	117,721
Prepaid expenses		3,477
Total Current Assets		121,198
Equipment		
Computer equipment		8,940
Less: Accumulated depreciation		(6,705)
		2,235
Other Assets		
Security deposit		1,148
Total Assets	$	124,581

LIABILITIES AND MEMBER EQUITY

Current Liabilities		
Accounts payable	$	24,152
Deferred revenue		15,000
Total Current Liabilities		39,152
Total Liabilities		39,152
Member Equity		
Member capital		25,642
Member equity		59,787
		85,429
Total Liabilities and Member Equity	$	124,581

See accompanying notes.

CAPFI PARTNERS, LLC
STATEMENT OF OPERATIONS AND MEMBER EQUITY
Year Ended December 31, 2010

REVENUES		
Advisory fees	$	463,152
Interest income		229
		463,381
OPERATING EXPENSES		
Rent and utilities		14,969
Professional fees		52,336
Commissions		253,641
Regulatory fees		10,591
Office expense		2,469
Bank charges		710
Insurance		7,694
Depreciation		2,235
Travel, entertainment and other		95,232
		439,877
Income From Operations		23,504
Net Income		23,504
Member Equity - December 31, 2009		36,283
Member Equity - December 31, 2010	$	59,787

See accompanying notes.

CAPFI PARTNERS, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2010

Subordinated Liabilities at December 31, 2009	$ -
Increases	-
Decreases	-
Subordinated Liabilities at December 31, 2010	$ -

See accompanying notes.

CAPFI PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
Year Ended December 31, 2010

	Member Capital				
	Number of Shares	Amount	Additional Paid-In Capital	Member Equity	Total
Balance at December 31, 2009	-	$ 25,642	0	$ 36,283	$ 61,925
Current year activity	-	-	-	-	-
Net Income	-	-	-	23,504	23,504
Withdrawls	-	-	-	-	-
Balance at December 31, 2010	-	$ 25,642	0	$ 59,787	$ 85,429

See accompanying notes.

CAPFI PARTNERS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	23,504
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation		2,235
(Increase) Decrease in:		
Receivables		9,500
Prepaid expense		(712)
Increase (Decrease) in:		
Accounts payable and accrued expenses		13,637
Deferred revenue		15,000
Net cash provided by operating activities		63,164
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		-
Net increase in cash		63,164
Cash and cash equivalents at Beginning of Year		54,557
Cash and cash equivalents at End of Year	$	117,721

Supplemental Disclosures

Cash paid for income taxes	$	- 0 -
Cash paid for interest	$	- 0 -

See accompanying notes.

NOTE 1. NATURE OF BUSINESS

CapFi Partners, LLC (Formerly K&Z Partners, LLC) (the Company) is a licensed broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company, was organized in September 1998 under the laws of the State of Delaware. The Company is engaged in the business to provide asset and risk management consulting advice to high net worth individuals and institutions.

NOTE 2. Summary of SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed principally by the straight line method, based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed.

Income Taxes

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The Member is taxed individually on the Company's earnings (if any).

Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2010.

Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. There were no accounts receivable at December 31, 2010.

Revenue Recognition

The Company recognizes revenue from advisory fees in the period earned, that is when the transaction has been completed.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Organization has evaluated subsequent events through March 3, 2011, the date which the financial statements were available to be issued.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "*Reporting Comprehensive Income*" ("SFAS 130") as amended, that establishes standards for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. As of the date of these financial statements the company had no components of comprehensive income.

NOTE 3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $79,717., which was $74,717. in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .30 to 1.

Note 4. LEASES

The Company currently conducts its operations from facilities that are leased under a six month sub-lease lease agreement dated April 23, 2009 and expired on October 31, 2009. There is no provision for renewal so the lease is currently on a month to month basis.

Rental expense for the year ended December 31, 2010 was $14,969 including past due rent in the amount of $11,228..

Note 5. Fair Value of Financial Instruments

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Note 6. Concentrations and Economic Dependency

A significant amount of the Company's revenues are related to advisory fees earned as a private placement agent for various hedge funds. There is no assurance of future revenues from these funds.

Note 7. Related Party Transactions

The Company has a non-exclusive agreement with the Office of James V. Kimsey to provide advisory services regarding financial and investing matters. The Company does not have discretion over any accounts or assets, and does not provide legal or tax advice. The agreement can be terminated by either party upon 30 days written notice. The parties are related by family.

The total amount of advisory fees earned during the year from this agreement were $135,000.

Note 8. Anti-Money Laundering Program:

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2010 the Company was in compliance with this program.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2010

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

Independent Auditors Report on
Internal Accounting Control

To the Member of
CapFi Partners, LLC

I have audited the financial statements of CapFi Partners, LLC as of December 31, 2010 and have issued my report thereon dated March 3, 2011. As part of my audit, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and expression of an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute assurance as to the safeguarding of assets against unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

A study and evaluation of the system of internal accounting control for the year ended December 31, 2010, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 3, 2011

CAPFI PARTNERS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2010

Pursuant to rule 15c 3-3 relating to possession or control requirements, CapFi Partners, LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2010 and therefore is claiming exemption to this schedule pursuant to paragraph K(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000..

CAPFI PARTNERS, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2010

NET CAPITAL		
Members' Capital	$	25,642
Member Equity		59,787
Total Credits		85,429
Debits		
Receivables to non-customers		-
Equipment less accumulated depreciation		2,235
Prepaid expense		3,477
Total Debits		5,712
NET CAPITAL	$	79,717

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness		1,609
Minimum capital requirement		5,000
Net capital in excess of requirements	$	74,717
Ratio of Aggregate Indebtedness to Net Capital	.30 to 1	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2010)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	88,929
Net Capital, per above		79,717
Difference	$	9,212

See accompanying notes.

CAPFI PARTNERS, LLC

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2010

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	24,152
Corporate income tax payable		-
Total Aggregate Indebtedness	$	24,152

See accompanying notes.

CAPFI PARTNERS, LLC

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS
OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2010

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by CapFi Partners, LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

CAPFI PARTNERS, LLC

Independent Accountants Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation For the Year Ended December 31, 2010

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by CapFi Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating CapFi Partners, LLC compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). CapFi Partners, LLC management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended soley for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 3, 2011

CAPFI PARTNERS, LLC
SIPC Transitional Assessment Reconcilaition
December 31, 2010

General Assessment Calculation

Total Revenue	$	478,381
Revenue exempt from assessment		(229)
		478,152
Rate		0.0025
General Assessment Due		1,195.38
Less Payments: SIPC 6		(552.42)
Plus: Interest		
Remaining Assessment Due		642.96
Paid with SIPC 7		0.00
Balance Due	$	642.96